KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

November 21, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the “Company”)
Registration Statement on Form S-1
Filed September 18, 2014
File No. 333-198804

Thank you for speaking with our legal counsel on November 20, 2014. Further to your conversation, we would like to note that in O’Brien v. Continental Illinois Nat’l Bank and Trust Co. of Chicago, 593 F, 2d 54, 60 (7th Cir.1979), the Seventh Circuit held that 10(b) does not provide a remedy to an investor who completely lacked investment authority. O’Brien, 593 F.2d at 59. The trustee in O’Brien was vested with sole discretionary power to purchase and sell securities. Id. at 58. Because plaintiffs had no voice in the investment decision, the Court refused to recognize a cause of action under 10(b). Id at 59.

The Court stated, when the trustee or agent alone makes the investment decision to purchase or sell, his failure to disclose information about the purchase or sale to the beneficiary or agent does not satisfy the “in connection with” [the purchase or sale of any security…] requirement of § 10(b). Id. at 63. (emphasis added).

Please also see Rabin, 2007 WL 2295795, at *4–5, 2007 U.S. Dist. LEXIS 57437, at *13 (dismissing 10–b claim because plaintiffs stated that they did not make any investment decisions).

We believe these cases support our position, which is also based on the SEC Release No. 33-5316 (October 6, 1972), which provided that the rationale for the “no-sale” theory was that “the types of transactions specified in the rule are essentially corporate acts, and the volitional act on the part of the individual stockholder required for a “sale” was absent.” (emphasis added).

However, we note that the above cases are not directly on point. In order to resolve this matter, we are willing to add a following risk factor in the Form S-1:

Our company could face substantial consequences under Section 5 of the Securities Act of 1933 in connection with the shares of our common stock being offered pursuant to this prospectus.

We believe that our acquisition of the KonaRed business from Sandwich Isles in consideration of 42,750,000 shares of our common stock and the subsequent dissolution of Sandwich Isles and distribution of these shares by Sandwich Isles to the Sandwich Isles shareholders (the “Transactions”) did not involve a “sale” of our securities to the Sandwich Isles shareholders, except to Shaun Roberts, Steve M. Schorr and Dana Roberts. Pursuant to the shareholders’ agreement entered into by the selling stockholders, only Shaun Roberts, Steve M. Schorr and Dana Roberts voted on the sale of the KonaRed business by Sandwich Isles to our company and only Messrs. Roberts and Schorr voted on the subsequent dissolution and distribution of 42,750,000 shares of our common stock to the Sandwich Isles shareholders. No other shareholders of Sandwich Isles voted on these transactions or had power to vote on these transactions.

We believe that the Transactions could not be deemed to involve a “sale” within the meaning of Section 2(a)(3) of the Securities Act of 1933 with respect to the non-voting shareholders of Sandwich Isles because, among other things, the volitional act on the part of the non-voting shareholders required for a “sale” was absent. With respect to the three shareholders who voted, we believe that there was an exemption from the registration requirement under the Securities Act of 1933, even if there was a “sale” to them.

However, we have not received an opinion from counsel to determine that no sale occurred with respect to the non-voting shareholders of Sandwich Isles. If our belief is later determined to be incorrect, then our company could face substantial consequences under section 5 of the Securities Act of 1933. For example, the Securities and Exchange Commission could later determine that the Transactions did involve a “sale” of our securities to the non-voting shareholders of Sandwich Isles and initiate proceedings against our company and any person that sold securities in violation of Section 5 of the Securities Act of 1933. If we have to defend such proceedings or cannot successfully defend our position, the value of our company may be reduced which may lead to partial or total loss of your investment

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director